Appendix B

PENSIONS AGREEMENT

PENSIONS AGREEMENT

DATED                          2010

BIWATER HOLDINGS LIMITED

AND

CASCAL N.V.

AND

INDEPENDENT TRUSTEE SERVICES LIMITED

AND

SEMBCORP UTILITIES PTE LTD

This agreement is made on                  2010

BETWEEN:

(1)	BIWATER HOLDINGS LIMITED (registered number 00929686) whose registered office is at Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ (Biwater);

(2)	CASCAL N.V. a public company with limited liability organised under the laws of the Netherlands (Cascal);

(3)	INDEPENDENT TRUSTEE SERVICES LIMITED (registered number 02567540) whose registered office is at 6 Crutched Friars, London, EC3N 2PH (the “Trustee”) acting on behalf of the trustees of the Water Company Scheme; and

(4)	SEMBCORP UTILITIES PTE LTD a limited liability company incorporated under the laws of Singapore (the “Purchaser”).

BACKGROUND:

(A)	Biwater is to sell and the Purchaser is to purchase certain shares in Cascal on the terms set out in a tender offer and stockholder support agreement (the TSSA).

(B)	Completion of the share purchase is conditional on clearance being obtained from the Pensions Regulator on the terms of this agreement.

(C)	Biwater is the principal employer of the Water Company Scheme. The Water Companies, (wholly-owned subsidiaries of Cascal), are the participating employers in the Water Company Scheme.

(D)	The parties wish to agree a mechanism under which the Water Companies will cease participation in the Water Company Scheme and all the assets and liabilities of the Water Company Scheme will be transferred to the New Water Company Scheme.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In addition to terms defined elsewhere in this agreement, the definitions and other provisions in Schedule 1 (Interpretation) apply throughout this agreement, unless the contrary intention appears.

1.2	In this agreement, unless the contrary intention appears, a reference to a clause or schedule is a reference to a clause or schedule of or to this agreement. The schedules form part of this agreement.

1.3	The headings in this agreement do not affect its interpretation.

1.4	All references to notifications and other communications mean written ones.

1.5	The Trustee has been authorised to sign this deed on behalf of the trustees of the Water Company Scheme as a whole, and unless the context otherwise requires, references to the trustee are to the trustees of the Water Company Scheme as a whole.

2.	WATER COMPANIES’ CONTINUING PARTICIPATION IN WATER COMPANY SCHEME

2.1	Subject to Cascal complying with the terms of this agreement, the Rules and all applicable statutory requirements, Biwater and the Trustee will consent to the continued participation of the Water Companies in the Water Company Scheme during the Transitional Period in respect of those Employees who are active Members at Completion and those Employees who first become eligible during the Transitional Period in accordance with the Rules to become active Members.

2.2	Cascal will procure that the Employees continue to be in contracted-out employment by reference to the Water Company Scheme throughout the Transitional Period.

2.3	Cascal will procure that the Water Companies will not do or omit to do during or in respect of the Transitional Period any act or thing which would or might adversely affect the status of the Water Company Scheme as a registered or contracted-out scheme or cause the Water Company Scheme to be in breach of any statutory requirement.

2.4	Biwater will in relation to the Water Company Scheme comply with any instruction given by Cascal as to the exercise of any power Biwater may have to (and shall not without Cascal’s consent, such consent not to be unreasonably withheld or delayed) (the parties acknowledging that the provisions of this clause 2.4 do not imply that Biwater has any such power):

(a)	amend the Rules;

(b)	agree to (or withhold agreement in relation to) change the rate of employer contributions;

(c)	agree to (or withhold agreement in relation to) augment the benefits of any Member;

(d)	permit any employer other than the Water Companies to participate in the Water Company Scheme;

(e)	take any action that would cause the cessation of participation of any or all of the Water Companies from the Water Company Scheme;

(f)	take any action that would permit the trustees of the Biwater Retirement and Security Scheme to commence winding up the Water Company Scheme;

(g)	consent to the early retirement of any Member;

(h)	respond to (other than to acknowledge), administer, defend, compromise, or commence any complaint or claim (other than a route claim for benefits) or proceedings relating to the Water Company Scheme; or

(i)	exercise any other discretionary power in relation to the Water Company Scheme.

2.5	Biwater will not, without the consent of Cascal (such consent not to be unreasonably withheld or delayed) in relation to the Water Company Scheme:

(a)	substitute another entity as Principal Employer of the Biwater Retirement and Security Scheme;

(b)	demerge the Water Company Scheme from the Biwater Retirement and Security Scheme other than under the terms of this agreement; or

(c)	appoint or remove any trustees of the Biwater Retirement and Security Scheme.

2.6	Biwater will ensure that the Water Company Scheme continues to be segregated (within the meaning of Regulation 8(2) of the Occupational Pension Scheme (Employer Debt) Regulations 2005) from any other section of the Biwater Retirement and Security Scheme and Biwater shall indemnify Cascal to the extent that the Water Company Scheme is not segregated.

2.7	For the avoidance of doubt, Biwater as Principal Employer of the Water Company Scheme hereby directs, in accordance with its power under Rule 19.5 of the governing provisions of the Water Company Scheme and all other powers so enabling it, that, unless it agrees otherwise with Cascal in writing, each of the Water Companies shall continue to participate in the Water Company Scheme until the end of the Transitional Period (or such later date as may apply under clause 7), and that no winding up of the Water Company Scheme will take place during that time.

2.8	Cascal will procure that, during the Transitional Period, the Water Companies will continue to pay costs and expenses in relation to administration and management of the Water Company Scheme on the same basis as applied in the 12 months before Completion unless a third party administrator is appointed during the Transitional Period in which case the amount payable by the Water Companies will be calculated on the basis charged by that third party administrator.

3.	NEW WATER COMPANY SCHEME

3.1	Particulars of scheme

Not later than two months before the end of the Transitional Period, Cascal will provide to Biwater:

(a)	particulars of one or more proposed pension schemes which Cascal intends to be the New Water Company Scheme for the purposes of this agreement. The scheme (or each such scheme) must be a scheme which as at the end of the Transitional Period satisfies the terms of clause 3.2 (Terms applying to the New Water Company Scheme); and

(b)	a draft notice to be issued to Employees who are active Members inviting them to join the New Water Company Scheme for future service from the end of the Transitional Period. Biwater must supply its comments on the draft notice to Cascal within three weeks of its receipt.

3.2	Terms applying to the New Water Company Scheme

Cascal will procure that the New Water Company Scheme:

(a)	is established and wholly administered in the United Kingdom;

(b)	is registered with HMRC;

(c)	is contracted-out and a scheme to which the Water Company Scheme is permitted by law to make a transfer payment in respect of all rights under the Water Company Scheme (including rights to guaranteed minimum pensions and section 9(2B) rights); and

(d)	has the same balance of powers as the Water Company Scheme (as between the principal employer and the trustees of the New Water Company Scheme) save that the trustees shall not have a unilateral power to set employer contributions.

4.	MERGER OF WATER COMPANY SCHEME INTO THE NEW WATER COMPANY SCHEME

4.1	Subject to the New Water Company Scheme complying with clause 3.2, Biwater, the Trustee and Cascal will use their reasonable endeavours to procure that, as soon as possible after Completion and with effect from a date on or before the end of the Transitional Period, the trustees of the Water Company Scheme will transfer, and the trustee of the New Water Company Scheme will accept, all the assets and liabilities of the Water Company Scheme on the basis set out under this clause.

4.2	The transfer will be made without Member consent in accordance with the Rules and relevant statutory requirements.

4.3	The terms of the transfer will be materially on the basis set out in the merger deed at Schedule 2 (Merger Deed) to this agreement, unless Biwater, Cascal and the Trustee otherwise agree.

5.	INDEMNITIES

5.1	Cascal agrees on its own behalf and on behalf of the Water Companies that they will jointly and severally indemnify Biwater’s Group (and the directors and employees of Biwater’s Group) and the trustees of any section of the Biwater Retirement and Security Scheme other than the Water Company Scheme against all claims, damages, losses and expenses which may be made against them or which they may incur:

(a)	if any member of the Water Company Scheme (or the New Water Company Scheme) brings any claim against Biwater (or any director or employee of Biwater) or against the trustees of any section of the Biwater Retirement and Security Scheme other than the Water Company Scheme in relation to benefits accrued under the Water Company Scheme or the taking of any action (or omitting to take any action) as referred to in clause 2.4 or clause 2.5; or

(b)	in relation to any financial support direction (as defined in the Pensions Act 2004) that is issued against any of Biwater’s Group in relation to the Water Company Scheme in respect of any relevant time (as defined in Section 43(2) of the Pensions Act 2004);

provided that this indemnity shall not apply in respect of any claims, damages, losses or expenses which arise in circumstances where warranty 6.1 and/or 6.2 have been breached.

5.2	Biwater agrees to indemnify Cascal, and each of the Water Companies (and the directors and employees of Cascal and of the Water Companies) against any claims, damages, losses or expenses or other cost which may be made against them or which they may incur:

(a)	if any member of any section of the Biwater Retirement and Security Scheme other than the Water Company Scheme brings any claim against any Cascal or any Water Company (or any director or employee of Cascal or any Water Company) or against the trustees of the Water Company Scheme or the New Water Company Scheme in relation to benefits accrued under the Biwater Retirement and Security Scheme other than the Water Company Scheme; or

(b)	in relation to any financial support direction (as defined in the Pensions Act 2004) that is issued against any of the Water Companies in relation to any section of the Biwater Retirement and Security Scheme other than the Water Company Scheme in respect of any relevant time (as defined in Section 43(2) of the Pensions Act 2004).

6.	WARRANTY

6.1	Biwater warrants that as at the date of this agreement, and will repeat this warranty as at the date that the Water Companies cease to participate in the Water Company Scheme, no employers other than the Water Companies are participating in or have any contractual or other liability to the Water Company Scheme.

6.2	Biwater warrants that as at the date of this agreement, it is not aware of any circumstances which could give rise to a claim under clause 5.1 above.

7.	EFFECT OF FAILURE TO TRANSFER

7.1	For the avoidance of doubt, if the transaction set out in the TSSA fails to complete, Cascal shall be under no obligation to establish the New Water Company Scheme.

7.2	If the transaction set out in the TSSA completes but the transfer of all assets and liabilities above from the Water Company Scheme to the New Water Company Scheme fails to occur by the end of the Transitional Period:

(a)	the parties will review the governing provisions of the Biwater Retirement and Security Scheme with the intention of ensuring that, to the extent possible, no member of the Biwater Group has any liability in respect of the Water Company Scheme, and no Water Company has any liability in respect of any other section of the Biwater Retirement and Security Scheme;

(b)	the parties undertake to negotiate in good faith for six months after the end of the Transitional Period with a view to achieving the separation of the Water Company Scheme on the terms envisaged by clauses 3 (New Water Company Scheme), 4 (Merger of Water Company Scheme into the New Water Company Scheme) and 9 (Water Section Guarantee) and to ensuring that no debt under Section 75 of the Pensions Act 1995 arises as a result of the separation or otherwise;

(c)	Biwater will recalculate the amount of costs and expenses payable by the Water Companies in relation to the administration and management of the Water Company Scheme to ensure that the amount paid reflects what would be paid to a third party administrator if the costs and expenses were calculated on an arm’s length basis;

(d)	the terms of this agreement, other than this clause 7 (Effect of failure to transfer) and clauses 1 (Interpretation), 2.2 to 2.8 inclusive (but ignoring the references to Transitional Period), 6 (Warranty), 10 (Notices), 11 (General), 12 (Governing law and jurisdiction), 13 (Language) and Schedule 1 (Interpretation), shall be void and of no effect.

8.	UNDERTAKINGS

8.1	Prior to Cascal executing this agreement, Biwater and the Trustee undertake that they shall not withdraw their consent to the terms of this agreement or seek to amend this agreement without the prior written consent of the Purchaser unless so ordered by a regulatory authority, tribunal or court of competent jurisdiction. This undertaking will no longer apply after 31 January 2011.

8.2	The Purchaser undertakes that subject to completion of the share purchase under the TSSA, the Purchaser obtaining majority control of the board of directors of Cascal and clearance being granted by the Pensions Regulator, the Purchaser will procure that Cascal will execute this agreement as soon as practicable.

9.	WATER SECTION GUARANTEE

For the benefit of the trustees of the New Water Company Scheme, Cascal will procure that BWHW will put in place a guarantee overall not less favourable than the “Water Section Guarantee” (as set out in clause 6 of the 2008 Agreement) or, if acceptable to the trustees of the Water Company Scheme, a parent company guarantee.

10.	NOTICES

10.1	Any notice or other communication to be given under this agreement must be in writing and must be delivered or sent by post to the party to whom it is to be given at its address as follows:

(a)	to Biwater at:-

Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ

marked for the attention of the Company Secretary;

(b)	to Cascal at:-

Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ

marked for the attention of Jonathan Lamb;

(c)	to the Trustee at:

Independent Trustee Services Limited, One America Square, London, EC3N 2JL

marked for the attention of Martin Miles; and

(d)	to the Purchaser at:

Sembcorp Utilities Pte. Limited, 30 Hill Street, #05-04, Singapore 179360

marked for the attention of General Counsel,

or at any such other address of which it shall have given notice for this purpose to the other parties under this clause. Any notice or other communication sent by post shall be sent by prepaid recorded delivery post (if within the United Kingdom) or by prepaid airmail (if the country of destination is not the same as the country of origin).

10.2	Any notice or other communication shall be deemed to have been given on the date of delivery; or if sent by airmail, on the third Business Day after it was put into the post.

10.3	In proving the giving of a notice or other communication, it shall be sufficient to prove that delivery was made or that the envelope containing the communication was properly addressed and posted by prepaid recorded delivery post or by prepaid airmail, as the case may be.

10.4	This clause shall not apply in relation to the service of any claim form, notice, order, judgment or other document relating to or in connection with any proceedings, suit or action arising out of or in connection with this agreement.

11.	GENERAL

11.1	Except as otherwise expressly provided in this agreement, each party shall pay the costs and expenses incurred by it in connection with the entering into and completion of this agreement.

11.2	This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement, and any (including any duly authorised representative of a party) may enter into this agreement by executing a counterpart.

11.3	The rights of each party under this agreement:

(a)	may be exercised as often as necessary;

(b)	except as otherwise expressly provided by this agreement, are cumulative and not exclusive of rights and remedies provided by law; and

(c)	may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

11.4	Except as expressly stated in this agreement, a person who is not a party to this agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

11.5	Notwithstanding paragraph 11.4 above, Cascal is prior to 31 January 2011 entitled to enforce any of the terms of this agreement as if it was a party to this agreement prior to it executing this agreement.

12.	GOVERNING LAW AND JURISDICTION

12.1	This agreement and any non-contractual obligations arising out of or in connection with it shall be governed by English law.

12.2	The English courts have exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement (including a dispute relating to any non-contractual obligations arising out of or in connection with this agreement) and the parties submit to the exclusive jurisdiction of the English courts.

12.3	The parties waive any objection to the English courts on grounds that they are an inconvenient or inappropriate forum to settle any such dispute.

12.4	Each party irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any legal action or proceeding arising, directly or indirectly, out of or relating to this agreement or the transactions contemplated by it and for any counterclaim therein (in each case whether based on contract, tort or any other theory and whether predicated on common law, statute or otherwise). Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, and (b) acknowledges that it and the other parties have been induced to enter into this agreement by, amongst other things, the mutual waivers and certifications in this clause.

13.	LANGUAGE

The language of this agreement and the transactions envisaged by it is English and all notices to be given in connection with this agreement must be in English. All demands, requests, statements, certificates or other documents or communications to be provided in connection with this agreement and the transactions envisaged by it must be in English or accompanied by a certified English translation; in this case the English translation prevails unless the document or communication is a statutory or other official document or communication.

AS WITNESS this agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

SCHEDULE 1

INTERPRETATION

1.	In this agreement:

(a)	Contracted-out and guaranteed minimum pension have the same meanings as in the Pension Schemes Act 1993. Section 9(2B) Rights has the same meaning as in the Contracting-out (Transfer and Transfer Payment) Regulations 1996.

(b)	The following expressions have the following meanings:

2008 Agreement means the deed of agreement dated 23 January 2008 between Biwater and the trustees of the Water Company Scheme and Cascal N.V.

Aquacare means Aquacare (BWH) Limited, company number 06523232.

Cascal Services Limited means Cascal Services Limited, company number 03757398.

Biwater’s Group means Biwater and all its subsidiary undertakings and parent undertakings and all the other subsidiary undertakings of each of its parent undertakings (other than Cascal and its subsidiary undertakings).

Business Day means a day (other than a Saturday or Sunday) on which banks are generally open in London for normal business.

BWHW means Bournemouth and West Hampshire Water Plc, company number 02924312.

Completion means the sale of the shares in Cascal under the TSSA being completed with no conditions to the sale left unfulfilled.

Employee has the same meaning as in section 230 of the Employment Rights Act 1996 but includes any director and any other officer of either or both of the Water Companies whether or not he has entered into or works or worked under a contract of employment.

HMRC means Her Majesty’s Revenue and Customs.

Member means, at any time or during any period specified in this agreement, an active, deferred or pensioner member of the Water Company Scheme.

New Water Company Scheme means the scheme or schemes described in clause 3 (New Water Company Scheme) and, where the context permits, includes its or their trustees.

Purchaser means the party to the TSSA who purchases certain shares in Cascal under the TSSA.

Rules means, in relation to the Water Company Scheme, the trust deed and rules dated 1 April 2003, as amended, governing the Water Company Scheme.

Transitional Period means the period from and including the date of Completion up to but excluding the date which is 18 months after Completion (or such different period as Biwater and Cascal may agree).

Water Companies means Cascal Services Limited, BWHW, and Aquacare.

Water Company Scheme means the Water Company Sub-Fund of the Biwater Retirement and Security Scheme governed in accordance with a trust deed and rules dated 1 April 2003 as subsequently amended. Where the context requires, the Water Company Scheme includes the trustees of the Biwater Retirement and Security Scheme.

2.	In this agreement any reference, express or implied, to an enactment (which includes any legislation in any jurisdiction) includes:

(a)	that enactment as amended, extended or applied by or under any other enactment (before or after signature of this agreement);

(b)	any enactment which that enactment re enacts (with or without modification); and

(c)	any subordinate legislation made (before or after signature of this agreement) under that enactment, including (where applicable) that enactment as amended, extended or applied as described in subparagraph (a), or under any enactment which it re-enacts as described in subparagraph (b).

3.	In this agreement:

(a)	words denoting persons include bodies corporate and unincorporated associations of persons;

(b)	references to an individual or a natural person include his estate and personal representatives; and

(c)	references to a party to this agreement include the successors or assigns (immediate or otherwise) of that party.

SCHEDULE 2

MERGER DEED

THIS MERGER DEED is made on              2010

BETWEEN:

(1)	[To insert names of current trustees] (the Transferring Trustee);

(2)	[To insert names of current trustees]/[To insert name of company] [(registered in [England] under number [ ])] [To insert registered address] (the Receiving Trustee);

(3)	Biwater Holdings Limited registered in England under number 00929686 with its registered address at Biwater House, Station Approach, Dorking, Surrey RH4 1TZ (Biwater); and

(4)	[To insert name of company] [(registered in [—] under number [ ])] [To insert registered address] (the Receiving Principal Employer).

BACKGROUND:

(A)	The Transferring Trustee is the trustee of [the Water Company Sub-Fund of] the Biwater Retirement and Security Scheme (the Transferring Scheme) governed in accordance with trust deeds and rules dated 1 April 2003 (the Ex-WCAPS Edition governing provisions) and 24 June 2003 (the Main Edition governing provisions) as subsequently amended (respectively the Transferring Deeds and the Transferring Rules and together the Transferring Deeds and Rules).

(B)	The Receiving Trustee is the trustee of the [ ] (the Receiving Scheme).

(C)	At Biwater’s request the Receiving Trustee and the Transferring Trustee have agreed to transfer from the Transferring Scheme to the Receiving Scheme all the assets and liabilities of the Transferring Scheme.

(D)	The transfer will be made without member consent under new rule 16.5 of the Transferring Rules (see clause 2 (Amendment to Transferring Deeds and Rules ) of this deed).

(E)	The transfer will be received pursuant to rule [—] of the Receiving Rules (as defined below).

(F)	Pursuant to the Pension Regulator (Notifiable Events) Regulations 2005 the Transferring Trustee has notified the Regulator that a bulk transfer payment is due to be made to the Receiving Scheme.

IT IS AGREED:

1.	Interpretation

In this deed:

Actuary means, in relation to a scheme, the actuary appointed pursuant to section 47 Pensions Act 1995.

Announcement means the announcement to the members of the Transferring Scheme, a copy of which is appended to this deed. [to be drafted and appended]

Conditions means the following:

(a)	the Transferring Trustee has received an actuarial certificate in accordance with regulation 12(3) of the Occupational Pension Schemes (Preservation of Benefit) Regulations 1991;

(b)	the Receiving Scheme is able to accept the transfer of the accrued rights to, and the liability for the payment of, guaranteed minimum pensions and protected rights under the Transferring Scheme.

GMP means a guaranteed minimum pension within the meaning of the Pension Schemes Act 1993.

Liability Transfer Date means the later of the Merger Date and the satisfaction of the Conditions or such other date as all the parties agree.

Merger Date means [            ].

Pensionable Service has the same meaning as in the Transferring Rules.

Receiving Deed and Rules means the documents governing the Receiving Scheme which are: [list].

Retirement Benefits means benefits payable by reference to reaching, or expecting to reach, retirement or a particular age or payable by reason of serious ill-health, incapacity or death and any retirement benefit within the meaning of section 255 of the Pensions Act 2004.

Section 9(2B) rights has the same meaning as in the Occupational Pension Schemes (Contracting-out) Regulations 1996.

Transfer means the transfer of assets pursuant to clause 4 (Transfer of Assets).

Transferred Members means all beneficiaries under the Transferring Scheme.

Water Section Guarantee means [the letter of credit or any replacement letter of credit pursuant to Section 6 of an agreement dated 23 January 2008 between, inter alia, Biwater and the Transferring Trustee or, if acceptable to the trustees of the Transferring Scheme, a parent company guarantee.]

2.	Amendment to Transferring Deeds and Rules

Biwater and the Transferring Trustee will amend the governing provisions of the Transferring Rules by the insertion of the following:

“16.5 Notwithstanding any other provision of the Rules, if the Trustees enter into or have entered into an agreement (the “Transfer Agreement”) with the Principal Employer, and the trustees of another pension scheme registered for the purposes of the Finance Act 2004 (the “Receiving Scheme”) (and where applicable the principal employer of the Receiving Scheme), providing for the transfer in accordance with the conditions specified in regulation 12 of the Occupational Pension Schemes (Preservation of Benefit) Regulations 1991 to the Receiving Scheme of all the assets and benefit obligations of the Water Company Sub-Fund:

(a) the Pensionable Service of every Water Beneficiary will cease at the time specified in the Transfer Agreement;

(b) the Trustees shall (provided this does not cause the Scheme to make an unauthorised payment for the purposes of Part 4 of the Finance Act 2004) without the consent of the Water Beneficiaries concerned make a transfer of assets and benefit obligations in accordance with the terms of the Transfer Agreement, and having made such transfer shall have no remaining liability under the Scheme to or in respect of any of the Water Beneficiaries to whom the transfer relates;

(c) the effective date of winding up of the Water Company Sub-Fund will be no earlier than the day after the date on which such transfer has become effective; and

(d) the termination and winding up of the Water Company Sub-Fund will be governed by the powers and provisions of Rule 19.

The Trustees shall have all necessary powers to enter into and give effect to the Transfer Agreement.

Each Water Company may terminate its participation in the Scheme with immediate effect by notice in writing to the Trustees made not earlier than the day after the date on which the transfer has become effective.”

3.	Transfer Conditions

The parties to this deed shall use their reasonable endeavours to satisfy the Conditions as soon as is reasonably practicable and to ensure compliance with any requirement attaching to them in relation to the Transfer.

4.	Transfer of Assets

4.1	As soon as practicable on or after the Liability Transfer Date, the Transferring Trustee will transfer to the Receiving Trustee, and the Receiving Trustee will accept, all the assets of the Transferring Scheme including the Water Section Guarantee and will account to the Receiving Trustee for income or other assets which later come under its control as trustee of the Transferring Scheme. The Transferring Trustee has no duty to see to the application of the assets so transferred.

4.2	The Transferring Trustee will, at the request of the Receiving Trustee, execute all such documents and do all other things which may be reasonably required to vest the assets of the Transferring Scheme in the Receiving Trustee and the parties to this deed will co-operate together and use their respective reasonable endeavours to take any steps and obtain any consents which may be required for any such transfer and to eliminate or minimise the costs of any such transfer.

4.3	If the Transferring Trustee receives any assets or payments in respect of the Water Company Sub-Fund after the Liability Transfer Date they shall transfer such assets or payments to the Receiving Trustee as soon as reasonably practicable.

5.	Termination of Benefits Under Transferring Scheme and Transfer of Liabilities for Benefits

5.1	On and from the Merger Date:

(a)	no further benefits will accrue or, except as stated in this deed, be payable under the Transferring Scheme;

(b)	for the purposes of determining the benefits payable under the Transferring Scheme, the Transferred Members are deemed not to receive any increase in earnings;

(c)	the provisions of the Transferring Scheme providing for benefits in the event of death while in any employment to which the Transferring Scheme applies do not apply on or after the Merger Date; and

(d)	subject to the powers of alteration and termination in the Receiving Scheme and to the other provisions of this deed, the Receiving Trustee will provide under the Receiving Scheme the benefits set out in clause 5.3 subject to clause 7 (Relationship between Transferring Trustee and Receiving Trustee before Transfer is made).

5.2	However, until the Liability Transfer Date benefits attributable to pensionable service before the Merger Date will remain payable out of the Transferring Scheme.

5.3	The benefits referred to in clause 5.1(d) above (subject to any power of amendment and termination under the Receiving Scheme) are:

(a)	for and in respect of each Transferred Member benefits shall be identical to those which would have been provided by the Transferring Scheme for and in respect of him if (in the case of an active member) he had continued in membership of the Transferring Scheme (taking account of the required amount of members’ contributions) and subject to (b) below;

(b)	for and in respect of each Transferred Member who has paid additional voluntary contributions to the Transferring Scheme, the value transferred in respect of his additional voluntary contributions shall be credited in respect of him.

5.4	Notwithstanding the provisions of clause 5.3, the Receiving Trustee and the Receiving Principal Employer may vary the dates of payment of pensions and the dates of pension increases from the dates that applied under the Transferring Scheme.

6.	Discharge of Liabilities

6.1	On the Liability Transfer Date, benefits cease to be payable under the Transferring Scheme and the Transferring Trustee is discharged from all liabilities under the Transferring Scheme.

6.2	After the Liability Transfer Date the Receiving Trustee will discharge out of the assets of the Receiving Scheme all and any liabilities and expenses of the Transferring Trustee which have not been discharged out of the assets of the Transferring Scheme but which could have been so discharged under the Transferring Deeds and Rules had the Transfer not been made, subject to clause 11 (Limits on Indemnification of Transferring Trustee) and for the avoidance of doubt including any liability the Transferring Trustee has in connection with this deed including liability under clause 12 (Warranty and Undertakings).

6.3	On and from the Liability Transfer Date, there shall be no liability for the Water Companies to make any payments or contributions to the Transferring Scheme or to any other section of the Biwater Retirement and Security Scheme, except any payments that are due and payable prior to the Liability Transfer Date.

6.4	This clause does not replace any obligation that Biwater or any other employer participating in the Transferring Scheme may have to indemnify or reimburse the Transferring Trustee under the Transferring Deeds and Rules for any liability or expense which it incurs through acting as trustee of the Transferring Scheme but which cannot, for any reason, be met out of the assets of the Transferring Scheme. This indemnity continues in force in spite of the Transfer and the winding up of the Transferring Scheme. Biwater agrees with the Transferring Trustee that any liability or expense arising out of or in connection with this deed will be covered by the indemnity contained in clause 23 of the Transferring Deeds.

7.	Relationship between Transferring Trustee and Receiving Trustee before Transfer is made

The Transferring Trustee and the Receiving Trustee agree that, if the Transfer is not made on the Liability Transfer Date, then until the Transfer is made in full:

(a)	the Transferring Trustee will exercise its powers and duties under the Transferring Scheme in consultation with the Receiving Trustee and with a view to implementing this deed; and

(b)	the Receiving Trustee may direct the Transferring Trustee to pay as agent for the Receiving Trustee any benefits and entitlements which arose by reference to the Transferring Deeds and Rules (and for which the Receiving Trustee is liable after the Liability Transfer Date) provided that the Receiving Trustee shall only give this direction if it has received insufficient assets from the Transferring Trustee to make the payments itself.

8.	Non-Satisfaction of Transfer Conditions

If the Conditions or requirements which must be fulfilled as mentioned in this deed or by law before the Transfer can be made have not been fulfilled by [            ] (or any later date the Transferring Trustee agrees with the Receiving Trustee):

(a)	the Transfer will not be made and there will be no Liability Transfer Date; and

(b)	[benefits attributable to pensionable service before the Merger Date will be payable out of the Transferring Scheme and benefits will be payable out of the Receiving Scheme (in accordance with clause 5 (Termination of Benefits Under Transferring Scheme and Transfer of Liabilities for Benefits)) for subsequent pensionable service (on the basis that active membership terminated under the Transferring Scheme at the Merger Date).]

9.	HMRC and contracting-out

9.1	The Receiving Trustee confirms that:

(a)	the Receiving Scheme is a registered scheme for the purposes of the Finance Act 2004 and is contracted-out [on a salary-related basis pursuant to section 9[(2)][(3)] of the Pension Schemes Act 1993] [on a money purchase (protected rights) basis pursuant to the Protected Rights (Transfer Payment) Regulations 1996]; and

(b)	the Receiving Deed and Rules contains provisions complying with part I of Schedule 1 to the Contracting-out (Transfer and Transfer Payment) Regulations 1996 (rights to guaranteed minimum pensions of an earner who has not entered contracted-out employment by reference to the Receiving Scheme) and part III of Schedule 1 to the Contracting-out (Transfer and Transfer Payment) Regulations 1996 (payment of guaranteed minimum pensions in payment).

9.2	Where any Transferred Member has an entitlement to a GMP the Receiving Trustee will:

(a)	assume responsibility to provide to and in respect of that Transferred Member the GMP benefits as required by the contracting-out provisions of the Pension Schemes Act 1993; and

(b)	in relation to the transfer of GMPs, comply with the conditions referred to in regulations 3(c) and (e) of the Contracting-out (Transfer and Transfer Payment) Regulations 1996.

9.3	The Transferring Trustee confirms that the cash equivalents of any accrued Section 9(2B) rights of the Transferred Members (as calculated and verified in a manner consistent with regulations made under section 97 of the Pension Schemes Act 1993) will be included in the Transfer.

9.4	The Principal Employer confirms that the Transfer is a “connected employer transfer” and involves a “connected employer transfer payment” within the meanings given in regulation 1(2) of the Contracting-out (Transfer and Transfer Payment) Regulations 1996.

10.	Death Nomination Forms and Other Records

10.1	When on or after the Merger Date any lump sum benefits are payable under the Receiving Scheme on the death of a Transferred Member the Receiving Trustee shall have regard to any death benefit beneficiary nomination form completed by the deceased lodged before the Merger Date with the Transferring Scheme which was not subsequently replaced by the deceased.

10.2	The Receiving Trustee will keep sufficient records relating to the Transferred Members for the Transferred Members to obtain confirmation of their entitlements under the Receiving Scheme and will on request (to the extent of entitlement to information under statutory provisions) make such information available to any such person or any person reasonably appearing to be claiming under him (save where the liability to any such person has ceased by reason of a transfer or otherwise under the Receiving Deed and Rules, statute or other cause).

11.	Limits on Indemnification of Transferring Trustee

11.1	The aggregate liability of the Receiving Trustee under clause 6 (Discharge of Liabilities) is limited at any point in time to an amount equal to the assets transferred from the Transferring Scheme including the Water Section Guarantee (to the extent that the Receiving Trustee has a claim under it) as increased or decreased by the net effect of additions or deductions in accordance with (a), (b) and (c) below:

(a)	the addition or deduction as a result of the notional application to the assets transferred of a rate of investment return calculated by the Actuary to the Receiving Scheme having regard to the rate of investment return achieved by the Receiving Scheme and the timing of any deductions made by reference to (b) and (c) below;

(b)	the deduction of the benefits paid to or in respect of Transferred Members from the Receiving Scheme; and

(c)	the deduction of the value of any cash or other assets transferred to another occupational pension scheme, personal pension scheme, insurance company, or other pension arrangement on behalf of or in respect of Transferred Members.

11.2	For the purposes of this clause the assets transferred, increased or decreased as above shall be further reduced by the amount of any payment made under this clause by way of indemnification of the Transferring Trustee and references to the assets transferred from the date of any such payment shall be construed accordingly. A certificate to the Receiving Trustee from the Actuary to the Receiving Scheme that in the opinion of the Actuary (having regard to such factors and assumptions as the Actuary considers appropriate) the amount of any payment under such indemnification is an amount equal to or less than the assets transferred, increased or decreased as above shall be conclusive.

11.3	In the event of a claim or threatened claim against the Transferring Trustee in respect of any liability in respect of which the Transferring Trustee may request indemnification under clause 6 (Discharge of Liabilities), the Transferring Trustee must notify the Receiving Trustee as soon as reasonably practicable and provide to the Receiving Trustee full particulars of the claim. The Transferring Trustee must not allow a judgment to be entered against it by inaction, admit any liability or effect a settlement or compromise unless it has given to the Receiving Trustee a reasonable opportunity to defend the claim. If the Receiving Trustee decides to defend the claim the Transferring Trustee must allow the Receiving Trustee full conduct of the claim and provide to the Receiving Trustee such assistance as it reasonably requires, subject to the Receiving Trustee indemnifying the Transferring Trustee against, and securing the Transferring Trustee to its reasonable satisfaction against, all liabilities in connection with any such defence.

12.	Warranty and Undertakings

12.1	Biwater and the Transferring Trustee warrant to the Receiving Trustee and to the Receiving Principal Employer that they, and to the best of their knowledge and belief, their advisers and the administrators of the Transferring Scheme, have disclosed or made available to the Receiving Trustee all information in their possession which would be material to the decision of the Receiving Trustee to agree to the Transfer including (without limitation as to the information to be disclosed or made available):

(i)	particulars of any material claims, disputes and complaints against, with or to the Transferring Trustee or any employer participating in the Transferring Scheme, the Pensions Regulator or the Pensions Ombudsman;

(ii)	any other matter which has given rise or may give rise to a report to any regulatory authority;

(iii)	particulars of discretionary practices operated under the Transferring Scheme; and

undertake that they will disclose or make available to the Receiving Trustee all such information which comes into their possession before the Merger Date;1

12.2	Biwater and the Transferring Trustee warrant to the Receiving Trustee that they, and to the best of their knowledge and belief, their advisers and the administrators of the Transferring Scheme, that the membership data relating to the Transferred Member is complete and accurate.

12.3	The Receiving Trustee [and the Receiving Principal Employer] warrant or undertake to the Transferring Trustee in the same terms, as regards to the Receiving Scheme, as set out in clause 12.1.

12.4	The liability of the Transferring Trustees in respect of any claim under clause 12.1 shall cease on the third anniversary of the Merger Date except in respect of matters which before that period expires have been the subject of a bona fide written claim.

12.5	The Transferring Trustees and the Receiving Trustees undertake to ensure that any notifications required by the Board of the Pension Protection Fund in relation to the certification of block transfers for the purposes of the Board’s Determination under section 175(5) of the Pensions Act 2004 are made in full and as soon as practicable.

13.	Capacity of Trustees

The Transferring Trustee and the Receiving Trustee each enter into this deed in their capacity as the present trustees of the Transferring Scheme and the Receiving Scheme respectively. The Transferring Trustee warrants and declares that:

(a)	they intend that this deed shall be binding on the trustees for the time being of the Transferring Scheme; and

(b)	the benefit of this deed is held by them as trustees not only for themselves as trustees of the Transferring Scheme, but also for all their predecessors and successors as such trustees appointed or otherwise ascertained within the perpetuity period and for every person who has an interest in the Transferring Scheme and is ascertained within the perpetuity period (the perpetuity period applicable to this deed being the period of 80 years from the date of this deed);

[1]	Only needed if significant gap between merger deed date and merger.

and the Receiving Trustee so warrants and declares in relation to the Receiving Scheme and the Receiving Deed and Rules.

14.	Implementation

Each of the parties will do all things required to be done by it to implement this deed and will co-operate with the other parties so as to facilitate the implementation by them of this deed.

15.	Counterparts

This deed may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this deed.

This deed has been executed and has been delivered on the date stated at the beginning of this deed.

EXECUTED as a deed by [2] acting by [3] a director in the presence of:
director

Witness’ signature

Name

Address

[to amend above if not appropriate and to add appropriate signature blocks for other all parties]

[2]	Name of company
[3]	Name of director

SIGNATORIES

Signed by for BIWATER HOLDINGS LIMITED	) )	Director

Director/Secretary

Signed by for CASCAL N.V.	) )	Director

Director/Secretary

Signed by for INDEPENDENT TRUSTEE	)
SERVICES LIMITED

Signed by for SEMBCORP UTILITIES PTE LTD	)